October 27, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Gupta Barros & Erin E. Martin

Re:                               Prospect Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 23, 2009

File No. 333-162116

Ladies and Gentlemen:

Prospect Acquisition Corp. (the “Company”) has today provided to the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to its Registration Statement on Form S-4, File No. 333-162116 (the “Registration Statement”) originally filed with the Commission on September 24, 2009.  On behalf of the Company, and based upon information provided by the Company, Kennedy-Wilson, Inc. (“Kennedy-Wilson”) and their respective advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated October 26, 2009, from Ms. Sonia Gupta Barros to Mr. David A. Minella, Chairman and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.                                      We note your response to comment 1 in our letter dated October 21, 2009. While it appears that street-name shareholders now will have available internet and telephone voting procedures until 11:59 P.M. on November 12, 2009, it is unclear by what methods stockholders may provide notice of exercise of their conversion rights and warrantholders may provide notice of their elections and deliver public warrant certificates, and more importantly, why you believe the time period provided by such methods is sufficient in order for such holders to make a reasonably informed investment decision. For example, we note disclosure on page 79 that stockholders who wish to provide notice of exercise of their conversion rights must present written instructions to Prospect’s transfer agent no later than one business day prior to the vote on the merger proposal. We note disclosure on page 87 that in order for warrantholders to provide notice of their election to receive cash or the amended public warrants, a properly completed and signed form of election accompanied by the public warrant certificate to which such form of election relates must be received by the exchange agent prior to the date and time of the special meeting or at the special meeting itself. Are there any other methods of delivery available to stockholders and warrantholders that are faster than mail, e.g., facsimile or electronic mail? If so, would a warrantholder be able to employ these faster methods of delivery to deliver the public warrant certificate itself? If not, has Prospect considered providing an extended period for physical delivery of public warrant certificates akin to the extended period it has provided stockholders electing conversion for tendering shares to Prospect’s transfer agent? Please address each of these questions in your response letter in conjunction with your explanation regarding the sufficiency of the time period for holders to make a reasonably informed investment decision. Revise your disclosure, as applicable.

Response:

The Company’s stockholders will provide notice of exercise of their conversion rights and warrantholders will provide notice of their elections by checking the appropriate box on the proxy cards being distributed physically and electronically to the Company’s security holders.  The Company notes that both its street-name stockholders and its street-name warrantholders will be able to vote and provide notice of their exercise of conversion rights or elections via telephone or the internet procedures.

Additionally, to properly exercise conversion rights or make an election, stockholders and warrantholders must deliver their shares or warrants to the Company’s transfer agent for conversion or exchange at least one business day prior to the vote on the merger proposal.  Stockholders and warrantholders who hold in street-name must instruct their brokers to electronically deliver their shares or warrants for conversion or exchange to the Company’s transfer agent through DTC by 5 PM on November 12, 2009.  The Company notes that, as of today, all public shares and warrants are held electronically in street name, and only the Company’s sponsors’ shares and warrants are represented by physical certificates.

Given that none of the public warrants are represented by physical certificates, the Company believes that providing an extended period for delivery of public warrant certificates is not necessary.

The corporate reorganization departments at holders’ brokers will handle the mechanics of delivering shares for conversion or making a warrant election for the street-name stockholders and warrantholders.  As soon as the Registration Statement is declared effective, the Company’s transfer agent intends to send an electronic notice to these corporate reorganization departments informing them that a record date has been set for a stockholders’ meeting and a warrantholders’ meeting and directing them to the proxy statement/prospectus.  The Company anticipates that its transfer agent will send this notice on Wednesday, October 28, 2009.  It is the Company’s understanding that most brokers contact their clients promptly upon receipt of these notices, which means that street-name holders may actually be advised by their brokers of the opportunity to exercise conversion rights or make elections before they have received the proxy statement/prospectus delivered by Broadridge (or other applicable brokerage processing company).  Even assuming that holders do not receive notice of the transaction before Monday, November 2, 2009 (the latest date the Company anticipates that the proxy statement/prospectus will be delivered) and that holders’ brokers’ require a full business day to process instructions, holders still will have 10 calendar days and 8 business days to review the materials.  As noted above and in the Company’s response letter dated October 23, 2009, the Company believes that the holders will, in fact, have a longer period of time to make their elections and to deliver instructions to their brokers.  Accordingly, the Company believes that stockholders and warrantholders will have sufficient time to make a reasonably informed investment decision.

The Company has revised page 87 of the Registration Statement to clarify the procedures holders of its public warrants must follow to make their elections.

2.                                      Your response to comment 1 in our letter dated October 21, 2009 indicates that 99% of street-name holders will have telephone and internet voting. Please provide more detail regarding the treatment of the 1% of street-name holders who will not have such alternatives. Will they be provided a means to vote other than by mailing in their proxy card or showing up in person at the special meeting? Please also advise whether there are any street-name holders who would not receive materials from Broadridge because, for example, such holders’ brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the proxy statement/prospectus to these street-name holders? If true, please advise as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.

Response:

Based on a review of the list of holders as of the record date, all street-name holders will have telephone and internet voting.  According to the Company’s proxy solicitor, there is one broker in the list of record date holders that uses Folio as its brokerage processing company.  This broker’s client holds one share of the Company’s common stock. We understand that Folio delivers materials exclusively by electronic means, and that it provides telephone and internet voting services.  The Company anticipates that Folio will be able to electronically deliver the proxy statement/prospectus to the beneficial holder no later than Saturday, October 31, 2009.  If the Company, through its proxy solicitor, learns of any other street-name holders that will not receive materials via Broadridge, the Company will instruct its proxy solicitor to contact the street-name holders’ brokers, or their brokerage processing companies, to request that they expedite physical delivery of the proxy statement/prospectus, and the Company will pay any additional expenses associated with such expedited delivery.  As noted in the Company’s response letter dated October 23, 2009, the Company believes, in light of the foregoing, that street-name holders who receive materials through companies other than Broadridge will have adequate time to make reasonably informed investment decisions before they are required to cast their votes, elect to convert, or make their warrant elections.

3.                                      We note the revised disclosure, which indicates that Prospect may also purchase shares in order to gain approval of the merger and that it may use funds from the trust account to make such purchases. Please clarify whether Prospect will base the purchase price of such shares on the conversion price plus a premium and also clarify whether there is a maximum premium that will be paid. To that effect, please also revise to state whether there is any limitation to the amount of the funds in the trust account that Prospect can use for this purpose.

Response:

The Company has revised pages 32 and 82 of the Registration Statement in response to the Staff’s comment.

4.                                      Please disclose the contemplated maximum percentage of outstanding shares that Prospect and its affiliates will purchase in order to gain approval of the merger.

Response:

The Company has revised pages 32 and 82 of the Registration Statement in response to the Staff’s comment.

5.                                      Please tell us why Prospect has been included as party that may purchase shares to gain approval of the merger. If there have been any negotiations with shareholders who have indicated their intent to convert, please disclose and explain the substance of any negotiations, such as the proposed amount of shares and the incentives contemplated.

Response:

The Staff is supplementally advised that from the filing of the initial Registration Statement, the Company should have been included in the disclosure in the Registration Statement as a party that may purchase shares to gain approval of the merger.  Not initially including the Company as a party in the initial filing was an oversight.  There have been no negotiations to date with any shareholders who have indicated their intent to convert.

6.                                      We note your response to comment 14 in our letter dated October 21, 2009 and reissue that comment. Please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of securities.

Response:

The Company has revised pages 32 and 82 of the Registration Statement in response to the Staff’s comment.

7.                                      If Prospect and its affiliates are able to offer more than the per share conversion price, please revise to explain how paying a premium to change votes, which are illustrations of shareholder intent, is in the best interest of all shareholders.

Response:

The Company has revised pages 32, 82 and 83 of the Registration Statement in response to the Staff’s comment.

8.                                      We note disclosure on page 23 [sic] of the proxy statement/prospectus that if holders refuse to enter into arrangements with Prospect to sell their common stock, Prospect may determine to engage a third party “aggregator” to buy shares prior to the meeting from such holders that have already indicated an intention to convert their shares and/or vote against the merger proposal. Please advise why holders would be more inclined to enter into arrangements with an aggregator as opposed to Prospect. Will the aggregator be offering terms not contemplated to be offered by the Prospect? If so, please describe.

Response:

The Staff is supplementally advised that a third party aggregator generally puts in an order to buy shares directly through the public markets, as opposed to entering into private, negotiated arrangements with willing sellers.  These third party aggregators pay for the shares they purchase at the time of purchase, whether or not the merger is consummated and through a standard settlement, regular way trade.  Accordingly, it is the Company’s belief that certain shareholders may be more likely to sell their shares to a third party aggregator than to the Company because a sale to an aggregator (i) provides more transaction certainty than an arrangement with the Company, which is contingent upon consummation of the merger, (ii) provides immediate cash to the seller (at the time of purchase of the shares) rather than requiring the seller to wait until after the merger closes, and (iii) requires less time and expense, including legal expense, of the seller since there is typically no private negotiation and the sales are made directly through the markets.  The aggregator will not be offering terms not contemplated to be offered by the Company, but the process of working with a third party aggregator may be more appealing for some shareholders for the reasons set forth in this response.

9.                                      Clarify if there will be any limitation in the price that the aggregator may offer shareholders who have indicated their intention to convert. Furthermore, please expand your discussion about the use of the aggregator with respect to the best interests of your shareholders to explain how it is in their best interest considering that it will deplete the proceeds available even more than the conversions. Discuss this effect on the per share book value on remaining shareholders.

Response:

The Company has revised the Registration Statement on pages 32, 82 and 83 to address the Staff’s comment.

10.                               Quantify the fee Prospect will pay the aggregator. If you are not able to ascertain the exact fee, quantify the maximum fee to be paid, in percentage terms.

Response:

The Company has revised the Registration Statement on pages 32 and 82 to address the Staff’s comment.

11.                               We note that you will file a Form 8-K describing purchases made by a third-party aggregator or by Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates. Please tell us how shareholders will be notified of these arrangements prior to the closing of your shareholders’ meeting. Please also revise to clarify whether or not you will provide shareholders that have voted for the merger with additional time to reconsider their vote.

Response:

As the Company has indicated, it will promptly file a Form 8-K describing purchases made by third party aggregators, or by the Company, the Company’s founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates.  In addition, since purchases of shares by third party aggregators are often done in the days just before a company’s special meeting, the Company has clarified the disclosure on pages 33 and 83 to indicate that it will also file a Form 8-K upon entry into any arrangement with a third party aggregator, to ensure that stockholders are aware that such an arrangement exists and that shares may be purchased by the aggregator pursuant to that arrangement.  Stockholders would then have the opportunity to reconsider their vote in light of this disclosure.  The Company also has revised the Registration Statement on pages 33, 68 and 83 to clarify that it will not provide stockholders who have voted for the merger with additional time to reconsider their vote.

Questions and Answers for Prospect Stockholders and Warrantholders about the Proposals, page 5

12.                               We note your response to comment 7 in our letter dated October 21, 2009. The Q&A and the summary of the proxy statement/prospectus beginning on page 19 continue to repeat much of the same information. For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section. We suggest you consider placing procedural-related information in the Q&A and substantive information in the summary to the extent that these procedural or substantive matters have not already been discussed in the prospectus cover page, either notices or the summary of material terms of the merger.

Response:

The Company has revised the Q&A and summary sections of the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 19

The Merger and the Merger Proposal, page 21

13.                               We note your response to comment 11 in our letter dated October 21, 2009. Please expand your disclosure as to why Prospect’s board of directors determined that the real estate investment portion of Kennedy-Wilson’s business was an appropriate business to pursue even though it was not within the financial services industry as contemplated by the IPO registration statement.

Response:

The Company has revised page 20 of the Registration Statement in response to the Staff’s comment.

Actions That May Be Taken to Secure Approval of Prospect’s Stockholders and Warrantholders, page 31

14.                               We refer you to the last sentence of the first paragraph on page 33. Please advise how the sellers would be entitled to participate in liquidation distributions from the trust account with respect to their shares if they have withdrawn or revoked the exercise of their conversion rights.

Response:

The Staff is advised that this disclosure was inadvertently placed in this paragraph when it belonged on a prior page.  The Company has revised pages 32, 33, 82 and 83 of the Registration Statement in response to the Staff’s comment.

15.                               We refer you to the first whole paragraph on page 33. Please disclose the maximum decrease in working capital that might result from the use of trust proceeds to make the purchases described in this section.

Response:

The Company has revised the Registration Statement on pages 32 and 83 of the Registration Statement.

Risk Factors, page 47

Risks Related to the Merger, page 57

“Activities taken by existing Prospect’s stockholders to increase . . . ,” page 68

16.                               Please update this risk factor to include disclosure that Prospect may also purchase shares to increase the likelihood of approval of the merger.

Response:

The Company has revised page 68 of the Registration Statement in response to the Staff’s comment.

17.                               Please include an additional risk factor about the specific risks presented to investors now that Prospect may also purchase shares to secure approval of the merger. Such disclosure should highlight the risk presented by using trust account funds to purchase shares, the potential decrease in book value as a result of such actions and, if true, that there is no limitation in the amount of the trust account that can be used for such purposes.

Response:

The Company has revised page 68 to include an additional risk factor in response to the Staff’s comments 17 and 18.

18.                               Please also include a risk factor that addresses the risk presented to investors by using a third party “aggregator” to obtain approval of the merger.

Response:

The Company has revised page 68 to include an additional risk factor in response to the Staff’s comments 17 and 18.

Background of the Merger, page 93

Prospect’s Board of Directors’ Reasons for the Approval of the Merger, page 102

19.                               We note the statement on page 103 that the board “also considered that these valuation methods were derived using 2009 data, and therefore did not reflect the full value of the Kennedy-Wilson platform . . . .” Please clarify that the “these valuation methods” refers to the earnings and EBITDA multiples that the board applied and not the valuation methods used by Houlihan Smith.

Response:

The Company has revised page 106 of the Registration Statement in response to the Staff’s comment.

20.                               We note the statement that the board also considered the income approach, but “the mid-point of the income approach range initially presented [by Houlihan Smith] was $220.5 million.” Please explain why the $220.5 million mid-point range was important to the board in making its determination.

Response:

The Company inadvertently included the sentence noted in the Staff’s comment and has revised page 104 of the Registration Statement to delete it.

21.                               We have reviewed your response to comment 24 in our letter dated October 21, 2009. On page 104, you state that the board also took into consideration “the infusion of capital which will be provided in this transaction” when determining that the 26 million shares of Prospect stock was an appropriate amount of consideration. If true, please clearly state in the prospectus that the board did take into account the infusion of capital from this transaction in evaluating consideration, but did not take it into account when determining the fair market value of Kennedy-Wilson met the 80% test. Please also explain why the board believed that the inclusion of this infusion of capital is reasonable in determining the merger consideration payable to Kennedy-Wilson shareholders.

Response:

The Company has revised page 105 of the Registration Statement in response to the Staff’s comment.

Comparable Company and Comparable Transaction Valuation Metrics, page 105

22.                               Please expand your disclosure to explain why the board concluded the forward earnings multiple was the most important valuation metric.

Response:

The Company has revised page 106 of the Registration Statement in response to the Staff’s comment.

Valuation Approach, page 105

23.                               We note that the board took into account the 2010 forecasts for Kennedy-Wilson when determining the company’s valuation range was $346 million to $404 million. Please clarify that the 2010 forecasts included the infusion of capital from this transaction.

Response:

The Kennedy-Wilson 2010 forecasts did not include the infusion of capital from this transaction.  Rather, the vast majority of Kennedy-Wilson’s investment capital is from third parties (existing lines of credit, other equity providers, etc.).  The Company has revised page 107 of the Registration Statement in response to the Staff’s comment.

24.                               Refer to the comment above. It appears from the current disclosure and your response to comment 24 in our letter dated October 21, 2009 that the valuation method that the board applied took into account the proceeds from the trust account upon consummation of the merger, but that the determination of satisfaction of the 80% test did not take that infusion of capital into account. Since it appears that the only valuation that the board applied to Kennedy-Wilson resulted from methods that took into account the infusion of capital from this transaction, please explain how the board was able to determine that the fair market value of Kennedy-Wilson without the infusion of capital from this transaction met the 80% test.

Response:

The Company has revised page 107 of the Registration Statement in response to the Staff’s comment.

25.                               To the extent that the board’s valuation of Kennedy-Wilson took into account financial forecasts that included the proceeds from the trust account, please explain what consideration, if any, the board has made to the fact that the amount in the trust account may be depleted through purchases of shares made in order to gain approval of the merger.

Response:

The Company has revised page 107 of the Registration Statement in response to the Staff’s comment.

Satisfaction of 80% Test, page 107

26.                               We note that when the board determined that Kennedy-Wilson’s fair market value satisfied the 80% test, the board used the estimated amount in the trust account as of June 30, 2009. Elsewhere in the prospectus, you disclose the estimated amount in the trust account as of October 2009. Please explain what consideration, if any, was made toward determining that the satisfaction of the 80% test was met using the most current amount in the trust account. To that effect, we note that as disclosed in Prospect’s IPO registration statement, the 80% test must be satisfied at the time of the initial business combination. In your explanation, please also address the board’s intention to reevaluate the 80% test should the trust account funds be depleted because of purchases of shares to gain approval of the merger made by Prospect.

Response:

The Company has revised page 108 of the Registration Statement in response to the Staff’s comment.

Fairness Opinion, page 121

Market Approach, 127

27.                               We note your response to comment 31 in our letter dated October 21, 2009. Please clarify what constitutes “other.” Furthermore, please clarify why there is zero net operating income for “other.”

Response:

The Company has revised page 130 in response to the Staff’s comment.

28.                               We also note that on page 229 you disclose that rental income was 8% of total revenue in 2008. Please explain to us how this differs from your reference to real estate investment revenues in your response to comment 31 in our letter dated October 21, 2009.

Response:

Kennedy-Wilson’s real estate investment revenues (including rental income and other income) were less than 4% of total revenues for the three year period beginning on January 1, 2006 and ending on December 31, 2008. On a per year basis, Kennedy-Wilson’s real estate investment revenues were approximately 0%, less than 1% and 9% of total revenues for fiscal years 2006, 2007 and 2008, respectively. Kennedy-Wilson’s rental income and real estate revenues increased in 2008 due to the acquisition of an office building in Tokyo, Japan, in which Kennedy-Wilson has a majority interest.

Business of Kennedy-Wilson, page 207

29.                               We have reviewed your response to comment 35 in our letter dated October 21, 2009. We refer to the supplemental information that you have provided to us. Please confirm to us that there are no additional properties in which Kennedy-Wilson has a 50% or greater interest. Please explain what consideration was given to including any other properties in which Kennedy-Wilson has a 50% or greater interest as material properties in this section.

Response:

The Staff is supplementally advised that Kennedy-Wilson has three additional properties as of June 30, 2009 with a 50% or greater interest.  The book values for these properties range from $0.8 million to $8.4 million with essentially breakeven operating results.  This is compared to the properties that were determined to be materially important.  Two of these properties were included because the book values were $23 million and $33 million and the third property was included because it had a substantial contribution to operating income due to the fair value option election for the year ended December 31, 2008.  Since the three additional 50% or greater interest properties had substantially lower book values and essentially break even operations, they were determined not to be materially important to Kennedy-Wilson, individually or in aggregate, based on the percentage of each property’s book value to total assets or total revenues of Kennedy-Wilson.

30.                               Refer to the tabular disclosure on page 212. Please include the aggregate square footage of the units in The Mercury.

Response:

The Company has revised page 215 in response to the Staff’s comment.

Executive Compensation, page 239

Kennedy-Wilson Executive Compensation, page 239

Compensation Discussion and Analysis, page 239

31.                               We note your response to comment 38 in our letter dated October 21, 2009. Please further expand you CD&A to explain specifically how and why each named executive officer received the base salary that he or she did. For example, you state that that the compensation committee took into account the “exceptional financial results in 2007” when determining to increase Mr. McMorrow’s base salary. Please explain what aspects of the 2007 financial results were deemed “exceptional” and why they were attributed to Mr. McMorrow’s leadership. Please review your CD&A for each named executive officer and expand the disclosure accordingly.

Response:

The Company has revised page 244 in response to the Staff’s comment.

32.                               We note that for many named executive officers, consideration was made as to the amount of employees for which that officer was responsible. Please quantify the number of employees in all such instances in your disclosure.

Response:

The Company has revised page 244 in response to the Staff’s comment.

Part II — Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 — Legality Opinion

33.                               We have reviewed the revised legality opinion prepared by counsel. We note the statement that the “opinion letter is issued for the benefit of the persons to whom it is addressed . . .” and that it is addressed to Prospect’s board of directors. This appears to be a limitation of reliance by shareholders on the opinion, which is inappropriate. Please have counsel revise the opinion accordingly.

Response:

The Company has filed a revised Exhibit 5.1 in response to the Staff’s comment.

Exhibits 8.1 — Tax Opinion

34.                               Please remove the statement that “[t]his opinion is furnished to you solely for use in connection with the Registration Statement.” This could be construed as a limitation a reliance by shareholders on the opinion, which is inappropriate.

Response:

The Company has filed a revised Exhibit 8.1 in response to the Staff’s comment.

* * * *

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8527 or Floyd I. Wittlin at (212) 705-7466. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Laurie A. Cerveny, Esq.

Laurie A. Cerveny, Esq.

cc:	Bob Telewicz
Kevin Woody
Floyd I. Wittlin, Esq., Bingham McCutchen LLP
Kate Ness, Esq., Bingham McCutchen LLP
David A. Minella, Prospect Acquisition Corp.
James Cahill, Prospect Acquisition Corp.
Gerald Chizever, Esq., Loeb & Loeb LLP
Lawrence Venick, Esq., Loeb & Loeb LLP
Patricia Baldowski, McGladrey & Pullen, LLP
Anthony Kitchener, KPMG LLP
William McMorrow, Kennedy-Wilson, Inc.